EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT

Montréal, Canada, May 19, 2005 -Telesystem International Wireless Inc. ("TIW" or the "Company") announces that its shareholders approved the Plan of Arrangement for the sale of its indirect interest in ClearWave N.V. to Vodafone International Holdings B.V.

The Plan of Arrangement provides for the sale of TIW's indirect interest in ClearWave, being substantially all of its assets, for approximately US$3.5 billion (subject to adjustments) and the assumption of net debt of approximately US$950 million (as at December 31, 2004). After execution of the sale, the Company will proceed with a court-supervised plan for the distribution to its shareholders of the net proceeds from the sale along with other net cash. The execution of the sale, which is still subject to regulatory approvals, is expected to take place before the end of June 2005.

A total of 143.7 million votes were cast at the special meeting held today, representing 66.7% of the common shares outstanding. 99.7% voted in favour of the transaction.

Following the approval of the transaction, the Company confirms that the investor rights agreement between TIW and certain key shareholders, which provides for representation rights on our Board, is terminated. The Company also considers that all contractual arrangements restricting the trading of the shares held by certain shareholders are no longer applicable.

The notice of special meeting and the information circular of TIW contain a detailed description of the Plan of Arrangement. These materials are available by accessing TIW's web site at www.tiw.ca, SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.9 million. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca
Our web site address is: www.tiw.ca